WitFoo Inc

2494 Jett Ferry Rd, Suite
255
Dunwoody, GA 30338

https://www.witfoo.com/



Annual Report

Description of Business

WitFoo builds software that allows Cyber Security Operations to function effectively. The software suite is called Precinct. It 1) processes all cyber security information in an organization 2) coordinates the investigative workflows 3) delivers a global threat feed and 4) provides detailed business metrics that detail risk, compliance readiness, tool effectiveness, operations efficiency, and gaps in the security practice 5) coordinates efforts with law enforcement to prosecute and deter cybercrime.

Sales, Supply Chain, & Customer Base

WitFoo Precinct is sold via a channel of WitFoo enabled reseller partners. Partners are trained and enabled through the partner portal at https://community.witfoo.com. WitFoo currently has 15 national resellers; Optiv, Mission Critical Systems, Structured Communications, Nexum Inc, Cumberland Group, CyberOpz, WPYdata, Pillar Technologies, Borderhawk, IMPRES Technology, Ardalyst, ImagineX, Vidoori, Impelix and BLOKWORX. Partners purchase our software through global software distributor, TD SYNNEX. TD SYNNEX assists with fulfillment of the orders. WitFoo has closed its first 20 customers, has active sales trials at eight organizations with a sales pipeline of more than $4M. The product has been developed and tested in Fortune 500, mid-market, public sector, and higher education organizations as well as Managed Security Service Providers (MSSPs).

Competition

Investment in Cybersecurity by enterprise is predicted to exceed $1 trillion between 2017 and 2021 (http://cybersecurityventures.com/cybersecurity-market-report/.) As a result, there are many software vendors attempting to solve the problems facing cybersecurity operations. One approach used by WitFoo is SOAR (Security Orchestration and Automated Response) also referred to as "playbook automation." Playbook automation teaches investigator steps to reduce the work that the investigator

must perform. Phantom (acquired by Splunk) and Demisto (acquired by Palo Alto Networks) are examples of these technologies. "Incident Response Platforms" including Resilient (acquired by IBM) and D3Cyber provide a work area for responders to coordinate investigative work. Security analytic tools provide visualizations that assist investigators in understanding incidents as they occur. Sqrrl is an example of these types of technologies. Security Information & Event Management (SIEM) tools including ArcSight, Splunk, LogRhythm and QRadar, take in data from diverse security tools in the organization for event correlation and monitoring.

WitFoo Precinct combines all these functionalities around the investigator's workflows. WitFoo Precinct has been developed over hundreds of hours of ongoing user research of security analysts performing their work in hostile networks. Using technology modeled after physical law enforcement approaches, WitFoo Precinct merges all security intelligence, analyzes, and prioritizes it and provides a workspace for investigators to quickly and accurately complete investigations and stop breaches. Testing has shown an 80% to 90% reduction in required investigations and an additional 85% to 92% reduction in investigative time. While the work is being performed by the tools and people, metrics are organically generated that allow management to have productive conversations with their security teams and the broader business to reduce costs and risks.

Liabilities and Litigation

No current liabilities or litigation.

The Team

Officers and directors	
Reese Zomar	CEO
Charles Herring	CTO/President/Director
Mike Riforgiate	VP Operations/Treasurer/Director
Tim Bradford	Director/Secretary
Chris Tobkin	Director

Reese Zomar
Reese holds bachelor's degrees in aerospace engineering and Applied Mathematics from the University of Colorado and master's degree in Electrical Engineering from Rensselaer Polytechnic Institute. Reese is a Captain in the US Navy Reserves serving roles as an aviator and Information Security.

Experience: - February 2017 to Present: WitFoo Chief Security Officer

                - February 2016 to Present: WitFoo Director

                - May 1991 to Present - US Navy Officer

- March 2018 to January 2017 - US Department of Treasury Cybersecurity Manager

Charles Herring
Charles' dedication to maturing the craft of InfoSec is built on a diverse career path across the industry. He started his career in InfoSec in the US Navy in 2002 serving as the Network Security Officer at the US Naval Postgraduate School. After leaving active duty, he was a contributing product reviewer for InfoWorld magazine focusing on network security products. Charles spent 7 years running Herring Consulting, a company dedicated to process orchestration, data sharing, and marketing. In 2012, Charles joined the Lancope team as a pre-sales engineer, promoted to Consulting Security Architect and later as Strategic Account Manager.

Experience: - February 2016 to Present : WitFoo Director

                - July 2017 to Present: WitFoo CTO

                - February 2016 to July 2017 - WitFoo CEO

                - July 2012 to August 2016 - Lancope/Cisco Consulting Security Architect

Mike Riforgiate

Mike holds a bachelor's degree in Technical Management from DeVry University. He joined the WitFoo team in January of 2017, bringing his problem solving and engineering experience to the Operations and Support departments.

Experience: - December 2018 to Present – WitFoo Director

            - January 2017 – Present WitFoo VP, Operations

            - Jun 2001 – December 2016 – Plexus Engineering Manager

Tim Bradford

Tim Bradford is a Senior Executive with 25 years of experience in software sales and information security. He has extensive knowledge of direct sales, channel development, and sales management in both the US and abroad. Throughout the course of his career, Tim has been a proven sales leader, consistently meeting and exceeding quotas. He has closed strategic deals with BB&T, Cox Communications, Bank of America, LexisNexis and Southern Company. Tim knows what it takes to develop build relationships, nurture a nonexistent territory and turn it into a profitable one; he is applying these same principles to grow WitFoo.

Experience: - February 2016 to Present: WitFoo Director

            - July 2017 to Present: WitFoo CEO

            - March 2017 to July 2017: WitFoo COO

            - January 2016 to March 2017: HyTrust Director of Southeast Sales

            - March 2014 to December 2015: HyTrust Strategic Account Executive

- November 2004 to January 2014: Lancope Account Executive & Channel Sales Mgr.

Chris Tobkin

Experience: - February 2017 to Present - WitFoo Director

            - January 2017 to June 2017 - Trapx Director of Sales

            - May 2014 to January 2017 - Lancope/Cisco Regional Sales Manager

Number of Employees: 4

There are currently four salaried employees. All employees are working off austere compensation plans and have been since July 2017.

Related party transactions

- $74,000 borrowed from shareholder and director, Reese Zomar, with no repayment fee/interest.

RISK FACTORS

These are the principal risks related to the company and its business:

- Our patents and other intellectual property could be unenforceable or ineffective. One of the Company's most valuable assets is its intellectual   property. We currently have patents pending, as well as trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to   cybersecurity operations and incident response. The patents may not be approved by USPTO which will allow competitors to emulate our product. This would make it extremely difficult to continue to sell WitFoo Precinct.

- There are several potential competitors who are better positioned than we are to take most of the market. We will compete with larger, established software vendors who currently have products on the market and/or various respective product development programs. They have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the software developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify. Large security vendors including Symantec, McAfee, Splunk, IBM and Cisco may leverage their deep relationships with large organizations to attempt to hinder our ability to   sell. They may also invest in technology similar to ours. They have large partner and direct sales resources as well as marketing resources that could hinder WitFoo's ability to sell.

- Any valuation at this stage is mainly speculation. Our pre-cash valuation is based on 10x the current sales that we have closed. There is no certainty that additional sales will continue. There is no guarantee that this valuation calculation will be upheld by investors in subsequent rounds.

- Projections are only estimates. There can be no assurance that the company will meet those projections. There can be no assurance that there is enough demand for product. Early adopters believe WitFoo Precinct is a better platform than the competition. Our licensing/pricing model is attractive to customers, very competitive and still allows for the company to become profitable in the next 12 months. To date, however, WitFoo has not closed enough customers and to provide accurate projections.

- Distractions. There are many different solutions in the market that distract our market offering. Hundreds of cyber security vendors are competing for the same, finite amount of budget within organizations. Technology overlap is introduced by WitFoo and other vendors. In addition to competing for budget, the price of WitFoo will regularly require budget allocation in a subsequent budget cycle which can delay or disqualify the purchase. In the case of an incumbent solutions, we may have to wait until the renewal is due.

- External Factors including (but not limited to) political unrest domestically, in N. Korea and the Middle East could have a significant impact on IT budgets in the United States. The ongoing, global impact of COVID-19 may also have impact on IT budgets.

- Detractors. Many other technologies are emerging in the security space, competing for a limited amount of budget. Encryption, Identity Access Management (IAM), Endpoint Detection & Response (EDR & XDR), User Entity Behavior Analysis (UEBA) and Security Automation & Orchestration (SOAR) tools are beginning to gain adoption. Market analysts including Gartner and Forrester are now covering these segments. The youth of the market space can cause confusion and give pause to potential customers. Delayed adoption could lead to insolvency for WitFoo.

- Running a computer software company requires expensive personnel in research, development, marketing and sales. These personnel are in high demand and keeping them and their knowledge in the company produces high recurring, fixed costs. These costs must be offset by revenue. Running out of capital can cause WitFoo to become insolvent and leave investors at a loss.

Ownership

- Charles Herring, 12.59% ownership, Common Stock
- Chris Tobkin, 10.50% ownership, Common Stock
- Reese Zomar, 10.47% ownership, Common Stock
- Scott Burg, 9.72% ownership, Common Stock

Classes of securities

- Common Stock: 4,732,764

Voting Rights

The holders of shares of the Company's 10,000,000 common stock, no par value per share

("Voting Common Stock" and, collectively with the Non-voting Common Stock, the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive dividends as declared by the Board out of funds legally available to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors the board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2022-12-31.

In 2022 we realized $410,354.25 in revenue and have >$4M in our 2022 pipeline. We have adjusted operating expenses to bridge the gap to additional funding and/or revenue.

Pricing strategy of WitFoo Precinct has proven effective and sustainable. All pricing is quoted in pre-paid, recurring terms (at a 1 year minimum and 5 years maximum.) Licensing is based on the number of *employees* (active email addresses) in an organization *or* number of core CPUs required to support a Precinct deployment. Precinct Cloud (WitFoo SaaS) is also licensed by the number of employees in an organization. This pricing model makes our product accessible to small, mid-market organizations, Fortune 500 and public sector. As well as being a desirable solution for MSSPs.

Additionally, the customer cannot negotiate on pricing. Discounts are given for term (to incent larger purchase), quantity (for larger organizations) and for purchasing from a certified WitFoo partner. Discounts are also offered to public sector, education, and non-profit organizations. Details on pricing can be found here: https://www.witfoo.com/pricing.

WitFoo has a proven channel program of certified reseller partners. Utilizing resellers, we can contain the cost of our sales, marketing and support teams. We have signed 15 reselling partners that are generating sales pipeline and moving deals to close.

Using distribution, a partner network, simple and affordable pricing, our cost of sales is expected to remain low as we scale the business.

Partner Channel

WitFoo has implemented an on-line Community portal to coordinate training and certification resources (https://community.witfoo.com). Partners utilize Community to learn how to use, sell and support WitFoo products. The portal and training have been validated. This approach will keep costs of sale and support low. It also reduces barriers for partners to join the program.

Deal Size

Recurring revenues as of December 31, 2022 are $423,147.10 with an average deal size (since inception) of $44,622.33

Financial Milestones

With over $400,000 new business closed in 2022, investors should expect gross revenues to exceed $1M in 2023 and to grow year over year. Growth is protected by the recurring term. Maintaining existing customers will enable timely revenue growth. The cost containment in sales and support via the channel investment will keep margins high.

Growing the Partner Channel

At the end of 2023, WitFoo will have 20 reseller partners (there are 19 currently.) The margin paid by WitFoo is guaranteed via the haggle-free pricing model which is extremely attractive current and prospective WitFoo partners. ~$4M worth of sales opportunities exist currently. These opportunities have been qualified and many have active trials running in the production networks with the help of partners. As the partner channel grows and is enabled and trained, WitFoo sales workforce will grow rapidly via the channel. Resulting sales pipeline and revenue will grow with it. Based on revenue attainment, we intend to staff area channel managers that will be tasked with recruiting new partners and enabling all partners.

Financial Projections

With the growth in market demand, increased sales & marketing coverage and enabled Channel sales work force, WitFoo revenue is expected to grow 30% quarter over quarter. Starting forecasting in 1Q2023 at 2022 levels with a 30% Quarter over Quarter growth yields the following projections:

2023: $1,000,000

2024: $4,000,000

2025: $12,000,000

Liquidity and Capital Resources

The company is currently generating operating losses and requires the infusion of new capital to continue business operations. The proceeds from the current capital raise campaign will sustain business operation for two more quarters without additional revenue generation. Use of the funds will go toward payroll, marketing and hiring staff to fulfill our revenue goals, including development resources and field marketing efforts.

Indebtedness

- $100,000 (under convertible note security) from Steve Tobkin to be paid at 8% APR with option to convert to shares with a maturity date of October 1, 2018.
- $127,000 (under convertible note security) from Chris Tobkin
- $181,000 borrowed from shareholder and director, Reese Zomar, with no repayment fee/interest.
- $154,900.00 EIDL Loan

Previous offerings

- 2016-04-15, Reg D Rule 506, 1848500 Common Shares. Use of proceeds: Research and development of product
- 2017-05-01, Reg D Rule 506, 593219 Common Shares. Use of proceeds: - Building sales and support infrastructure - Research and development
- 2017-05-01, Reg D Rule 506, 400000 Convertible Notes. Use of proceeds: Operating Expenses

Valuation

$25,000,000.00

1HCY2017 revenue was $246,000 producing a $492,000 annual run-rate. Valuation is at 10x the current run-rate. Additionally, active sales opportunities exceed the $4.92M valuation.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999.36	$106,999.60
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Escrow Fees	$0	$0
Professional Fees	$0	$0
Net Proceeds	$9,399.36	$100,579.6
Use of Net Proceeds:		
R&D and Production	$0	$70,000
Marketing	$0	$5,579.60
Working Capital	$0	$0
Services & Software	$0	$10,000
Professional Services for additional Capital Raise	$9,399.36	$15,000
Total Use of Net Proceeds	$9,399.36	$100,579.60

We raised the maximum of $107,000 in this initial offering through Regulation Crowdfunding. We have paid Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We have paid StartEngine their 6% commission

R&D funds will be used to staff product development efforts. In particular, we're placing a strong emphasis on third party integrations and big data analytics to improve scalability. Marketing funds will be applied to targeted add campaigns in specific markets and incident response workshops in select cities. Ongoing capital raise efforts will require T&L expenses.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to oneself, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF. Annual

Report

The company will make annual reports available on its website in the section labeled Investors (annual report). The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

I, <u>Michael Riforgiate</u>, the <u>Vice President, Operations of WitFoo, Inc.</u>, hereby certify that the financial statements of WitFoo, Inc. and notes thereto for the periods ending January 1, 2022_ (beginning date of review) and December 31, 2022 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of <u>$409,951.00   </u>; taxable income of <u> -$169,119.00   </u> and total tax of $<u> 0.00   </u>.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the <u> 3/31/2023   </u> (Date of Execution).

DocuSigned by:

Michael Riforgiate

A8E7513B5E634B0...

_____ (Signature)

_____<u>VP, Operations</u>_____ (Title)

_____<u>03/31/2023</u>_____ (Date)

WitFoo, Inc.
FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED
December 31, 2022 (unaudited)

WitFoo, Inc.
Index to Financial Statements
(unaudited)

	Pages
Statements of Stockholders' Equity for year ended December 31, 2022	12
Notes on Financial statements	13-14
Statements of Cash Flows for year ended December 31, 2022	15
Balance Sheet for year ended December 31, 2022	16
Income Statement for year ended December 31, 2022	17-18

WitFoo, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022
(unaudited)

	Common Shares	Amount	Total Stockholder Equity
December 31, 2022			
Stock Option Compensation	220,000	$ -	0
Issuance of Stock	4,732,764	$ -	

WitFoo, Inc
Notes on Financial Statements

NOTE 1 – NATURE OF OPERATIONS

WitFoo, Inc. was formed on February 5, 2016 ("Inception") in the State of DE.   The financial statements of WitFoo, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Atlanta, GA

Description of Business

WitFoo builds software that allows Cyber Security Operations to function effectively. The software suite is called Precinct. It 1) processes all cyber security information in an organization 2) coordinates the investigative workflows and 3) provides a global threat feed and 4) provides detailed business metrics that detail risk, efficiency and gaps in the security practice.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.
Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from software sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund

or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

The company has outstanding promissory notes for $820,665. The notes bear interest of 8%-12% per year, paid quarterly, with the balance due at maturity dates of January 31, 2022, May 15, 2024 and January 5, 2026 respectively. An EIDL loan through Small Business Administration for $154,900 carrying 3.75% interest. The company also has an outstanding loan to an existing shareholder for $181,050.00.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

WitFoo, Inc.

Statement of Cash Flows
January - December 2022

	TOTAL
▾ OPERATING ACTIVITIES	
Net Income	-223,006.45
▾ Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Loan to Mike Riforgiate	-43,000.00
Computers:Accumulated Depreciation	605.52
Accounts Payable	53,282.52
Brex Credit Card	1,413.52
Out Of Scope Agency Payable	0.00
SH Loan - Bradford	-16,170.08
SH Loan - Herring	-59,142.66
SH Loan - Zomar	74,071.84
Simpson Uchitel & Wilson	0.00
Trinet Collections	-20,232.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-9,171.34
Net cash provided by operating activities	**$ -232,177.79**
▾ FINANCING ACTIVITIES	
Note - Steve Tobkin	0.00
Partner Contributions	275,200.00
Net cash provided by financing activities	**$275,200.00**
NET CASH INCREASE FOR PERIOD	**$43,022.21**
Cash at beginning of period	1,370.67
CASH AT END OF PERIOD	**$44,392.88**

WitFoo, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
SouthState Bank	43,196.14
Total Bank Accounts	**$43,196.14**
Other Current Assets	
Loan to Mike Riforgiate	56,000.00
Undeposited Funds	1,196.74
Total Other Current Assets	**$57,196.74**
Total Current Assets	**$100,392.88**
Fixed Assets	
Computers	13,042.97
Accumulated Depreciation	-8,122.74
Total Computers	4,920.23
Software (Capitalized)	82,766.34
Accumulated Amortization	-11,904.00
Total Software (Capitalized)	70,862.34
Startup Costs (Amortized)	1,765.00
Total Fixed Assets	**$77,547.57**
TOTAL ASSETS	**$177,940.45**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	95,948.41
Total Accounts Payable	**$95,948.41**
Credit Cards	
Brex Credit Card	1,413.52
Total Credit Cards	**$1,413.52**
Other Current Liabilities	
SH Loan - Zomar	176,049.54
Total Other Current Liabilities	**$176,049.54**
Total Current Liabilities	**$273,411.47**

	TOTAL
Long-Term Liabilities	
Note - Chris Tobkin	120,665.00
Note - Scott Burg	600,000.00
Note - Steve Tobkin	100,000.00
SBA EIDL Loan	154,900.00
Total Long-Term Liabilities	**$975,565.00**
Total Liabilities	**$1,248,976.47**
Equity	
Capital Stock	31,571.01
Partner Contributions	2,666,322.23
Retained Earnings	-3,551,597.81
Net Income	-217,331.45
Total Equity	**$ -1,071,036.02**
TOTAL LIABILITIES AND EQUITY	**$177,940.45**

WitFoo, Inc.

Profit and Loss

January - December 2022

	TOTAL
▼ Income	
▼ Cloud Marketplace Income	
AWS Cloud Marketplace Income	2.02
Total Cloud Marketplace Income	2.02
Discounts given	-7,234.96
Sales	417,589.21
Services	1,196.74
Total Income	**$411,553.01**
▼ Cost of Goods Sold	
Cost of Goods Sold	637.13
Total Cost of Goods Sold	**$637.13**
GROSS PROFIT	**$410,915.88**
▼ Expenses	
Accounting Services	10,435.62
▼ Advertising	
Advertising-Inbound	2,825.98
Total Advertising	2,825.98
Bad Debts	-232.00
Bank Charges	982.72
Depreciation Expense	605.52
Expense-Internet	3,030.48
Expense-Mobile Phone	4,437.65
Insurance	6,487.99
Interest Expense	8,000.00
Legal & Professional Fees	1,791.95
▼ Marketing	
Marketing-Capex	84.00
Marketing-Opex	8,673.49
Total Marketing	8,757.49
▼ Meals and Entertainment	95.86
Business Meals (100%)	6,305.12
Total Meals and Entertainment	6,400.98

WitFoo, Inc.

Profit and Loss

January - December 2022

▾ Office Expenses	2,838.46
Cloud Marketplace	1,237.92
IT Services	23,176.40
Office 365	9,572.79
Server Space	218,129.54
Virtual Office	1,622.65
Total Office Expenses	**256,577.76**
▾ Payroll	
Commissions	5,000.00
Total Payroll	**5,000.00**
Public Relations	29,000.00
QuickBooks Payments Fees	198.81
Rent or Lease	1,625.00
Salaries and Wages	7,500.00
Shipping and delivery expense	29.32
▾ Subcontractors	
Development Labor	224,650.00
Total Subcontractors	**224,650.00**
Supplies	260.60
Taxes & Licenses	3,924.00
▾ Travel	
Accommodations	18,455.92
Airfare	17,327.97
Miscellaneous	436.67
Parking	76.08
Transport	2,655.61
Travel-Inbound	1,759.26
Uber	9,191.12
Total Travel	**49,902.63**
Travel Meals	1,729.83
Total Expenses	**$633,922.33**
NET OPERATING INCOME	$ -223,006.45
NET INCOME	$ -223,006.45